As filed with the Securities and Exchange Commission on September 23, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
MIDSOUTH BANCORP, INC.
(Exact name of registrant as specified in its charter)

Louisiana	72-1020809
(State of jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C. R. Cloutier
President and Chief Executive Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard	102 Versailles Boulevard
Lafayette, LA 10501	Lafayette, LA 10501
(337) 237-8343	(337) 237-8343
(Address including zip code, and telephone number,	(Name, address, including zip code, and
including area code, of registrant’s principal executive offices)	telephone number, including area code, of agent for service)

Copies to:
Thomas O. Powell, Esq.
Patrick W. Macken, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA  30308
(404) 885-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 liquidation value per share (1)	32,000	n/a	$32,000,000 (2)	$3,715.20

(1)
Includes such additional number of shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”), of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits and stock dividends, which shares of Series B Preferred Stock are registered hereunder pursuant to Rule 416 promulgated under the Securities Act of 1933.

(2)	Based on the aggregate liquidation value of the shares of Series B Preferred Stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell any of the securities described in this prospectus until the registration statement that we have filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2011

PROSPECTUS

32,000 Shares

Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation value

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series B, referred to as the Series B Preferred Stock. The 32,000 shares of our Series B Preferred Stock were originally issued by us pursuant to the Securities Purchase Agreement dated August 25, 2011 between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder or Treasury, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, referred to as the Securities Act.

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of the securities by the selling securityholders.

The Series B Preferred Stock is not listed on an exchange, and, unless requested by Treasury, we do not intend to list the Series B Preferred Stock on any exchange

Investing in our securities involves risks. You should carefully consider the information referred to under the heading “Risk Factors” beginning on page 2 of this prospectus for information regarding risks associated with an investment in our securities before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2011.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell, nor are the selling stockholders seeking an offer to buy, the shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference herein is accurate only as of the dates of the respective documents in which such information is included, regardless of the time of delivery of this prospectus or any sale of the shares of common stock offered hereby.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC.” You should read this prospectus, together with additional information described below under the caption “Where You Can Find More Information.” We have prepared the information contained in this prospectus and the documents incorporated by reference herein and therein that have been filed by us with the SEC. We have not authorized anyone to provide you with any other information and we do not take any responsibility for other information others may give you. In this prospectus (including the documents incorporated by reference herein), we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent publications or other publicly available information that we believe are reliable.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, the “Company” “we,” “our,” “ours,” and “us” refer to MidSouth Bancorp, Inc., which is a bank holding company headquartered in Lafayette, Louisiana, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to the “Bank” mean MidSouth Bank, N.A., which is our principal banking subsidiary.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that are considered “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. In addition, the Company and its management may make other written or oral communications from time to time that contain forward-looking statements.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “could,” “would,” “should,” “potential,” “forecast” and similar expressions are typically used to identify forward-looking statements.  These statements include, among others, statements regarding:

●	future results;
●	improvements in classified and criticized assets;
●	the integration of operations from recently completed acquisitions;
●	changes in the local and national economy;
●	the work-out of nonaccrual loans;
●	the competition for other potential acquisitions; and
●	the impact of regulatory changes regarding electronic transactions.

Actual results may differ materially from the results anticipated in these forward-looking statements.  Factors that might cause such a difference include, among other matters:

●	changes in interest rates and market prices that could affect the net interest margin, asset valuation, and expense levels;
●
changes in local economic and business conditions, including, without limitation, changes related to the oil and gas industries, that could adversely affect customers and their ability to repay borrowings under agreed upon terms, adversely affect the value of the underlying collateral related to their borrowings, and reduce demand for loans;

●	the timing and ability to reach any agreement to restructure nonaccrual loans;

ii

●	increased competition for deposits and loans which could affect compositions, rates and terms;
●
receipt of necessary approvals for proposed acquisitions, the success or failure of integrating operations of recently completed and proposed acquisitions, the timing and impact of future acquisitions, and the ability to capitalize on growth opportunities upon entering new markets;

●	loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;
●
legislative and regulatory changes, including the impact of regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and other changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of FDIC insurance and other coverages; and

●
other factors discussed under the heading “Risk Factors” in this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 16, 2011 and in our other filings with the SEC.

We can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition.  We disclaim any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

iii

SUMMARY

The following summary contains basic information about us. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our Series B Preferred Stock, you should read this prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus.

Our Company

MidSouth Bancorp, Inc is a bank holding company headquartered in Lafayette, Louisiana. Through our wholly-owned subsidiary, MidSouth Bank, N.A., we offer a full range of banking services to commercial and retail customers in south Louisiana and southeast Texas through our network of 39 branches and more than 50 ATMs. MidSouth Bank is community oriented and focuses primarily on offering commercial and consumer loan and deposit services to small and middle market businesses, their owners and employees, and other individuals in our markets. Currently, our common stock trades on the NYSE Amex under the symbol “MSL.”

MidSouth Bank opened in Lafayette, Louisiana in 1985 with $4.0 million in assets and capital. As of June 30, 2011, we had total consolidated assets of $1,049 million, gross loans outstanding of $587.4 million, deposits of $825.9 million and shareholders’ equity of $139.1 million. We believe our growth can be attributed to, among other things, a combination of opportunistic organic growth and disciplined acquisitions. During Louisiana’s economic turmoil in the late 1980s, we acquired two banks through FDIC-assisted transactions. We then expanded into New Iberia, Louisiana through a whole bank acquisition in 1995, and entered into the southeast Texas market with another whole bank acquisition in 2004. We also expanded  into new markets by establishing de novo offices in Baton Rouge, Louisiana (2005), Houma, Louisiana (2005) and Houston, Texas (2007).

Recent Developments

On July 29, 2011, we completed our acquisition of five branches from Jefferson Bank and First Bank and Trust Company with approximately $69.5 million in loans and $164.3 million in deposits.  The acquired branches are located in the Dallas-Fort Worth, Texas area marking our entry into that market.  We began operating the five branches as MidSouth Bank, N.A. on August 1, 2011.

On August 17, 2011 we announced that the Bank has entered into an agreement with Beacon Federal, a wholly owned federal savings bank of Beacon Federal Bancorp, Inc., to acquire its branch located in Tyler, Texas.  As part of the branch acquisition, we expect to purchase approximately $26 million in loans and to assume over $77 million in deposits at an estimated 4% deposit premium.  The branch acquisition is subject to a number of conditions, including regulatory approvals and other customary closing conditions.  We expect to close this acquisition by December 31, 2011.

On August 30, 2011 we announced that the Company and the Bank signed a definitive agreement with First Louisiana National Bank, a wholly owned subsidiary of First Bankshares of St. Martin, Ltd, to purchase substantially all of the assets and liabilities of the Breaux Bridge-based bank for approximately $11.5 million in cash and 725,000 shares of our common stock.  First Louisiana National Bank, with total assets of approximately $115 million, has three banking centers. In addition to its headquarters in Breaux Bridge, Louisiana, it also has locations in Lafayette and St. Martinville, Louisiana.  The transaction, which is subject to shareholder and regulatory approvals, is expected to close by December 31, 2011.

Corporate Information

Our principal executive office is located at 102 Versailles Boulevard, Lafayette, Louisiana 70501. Our telephone number is (337) 237-8343. Information about us is available on our internet website www.midsouthbank.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

The Offering

We are registering 32,000 shares of our Series B Preferred Stock for resale by the selling stockholders identified in this prospectus.   The shares of Series B Preferred Stock were issued to Treasury, the initial selling securityholder, on August 25, 2011 in a transaction (the “SBLF Transaction”) under the Small Business Lending Fund (“SBLF”), a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

RISK FACTORS

Investing in our securities involves certain risks. Please see the risk factors below, the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and any updated risk factors described in Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q that we may file with the SEC in the future, all of which are incorporated by reference in this prospectus and in any accompanying prospectus supplement.

Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to the Series B Preferred Stock

An active trading market for the Series B Preferred Stock might not develop.

The Series B Preferred Stock is not currently listed on any securities exchange and we do not anticipate listing the Series B Preferred Stock on an exchange.  There can be no assurance that an active trading market for the Series B Preferred Stock will develop, or, if developed, that an active trading market will be maintained.  If an active market is not developed or sustained, the market value and liquidity of the Series B Preferred Stock may be adversely affected.

Dividends on the Series B Preferred Stock are non-cumulative.

Dividends on the Series B Preferred Stock are non-cumulative and payable only out of lawfully available funds.  Consequently, if our board of directors does not authorize and declare a dividend on the Series B Preferred Stock for any dividend period, holders of the Series B Preferred Stock will not be entitled to receive any such dividend, and such unpaid dividend will not accrue and will not be payable, regardless of whether dividends are declared for any subsequent dividend period.

Holders of the Series B Preferred Stock have limited voting rights.

Until and unless we fail to pay full dividends on the Series B Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, and the aggregate liquidation preference amount of the then-outstanding shares of Series B Preferred Stock is at least $25.0 million, the holders of the Series B Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series B Preferred Stock and except as may be required by law.

If dividends on the Series B Preferred Stock are not paid in full for six quarterly dividend periods, whether or not consecutive, and if the aggregate liquidation preference amount of the then-outstanding shares of Series B Preferred Stock is at least $25.0 million, the total number of positions on our Board of Directors will automatically increase by two and the holders of the Series B Preferred Stock, acting as a single class, will have the right to elect two individuals to serve in the new director positions.  This right and the terms of such directors will end when we have paid full dividends for at least four consecutive quarterly dividend periods.  If full dividends have not been paid on the Series B Preferred Stock for five or more quarterly dividend periods, whether or not consecutive, we must invite a representative selected by the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, to attend all meetings of our Board of Directors in a nonvoting observer capacity.  Any such representative would not be obligated to attend any Board meeting to which he or she is invited, and this right will end when we have paid full dividends for at least four consecutive dividend periods.

The Series B Preferred Stock might be junior in rights and preferences to our future preferred stock.

Subject to the written consent of Treasury, if Treasury holds any shares of Series B Preferred Stock, or the holders of a majority of the outstanding shares of the Series B Preferred Stock, voting as a single class, if Treasury does not hold any shares of the Series B Preferred Stock, as well as any other vote of stockholders required by law, we may issue preferred stock in the future, the terms of which are expressly senior to the Series B Preferred Stock. The terms of any such future preferred stock expressly senior to the Series B Preferred Stock may restrict dividend payments on the Series B Preferred Stock, which could result in dividends on the Series B Preferred Stock not being paid when contemplated by the terms of the Series B Preferred Stock.  In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series B Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

The Series B Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory restrictions may limit or prevent us from paying dividends on the Series B Preferred Stock; and the Series B Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of the Series B Preferred Stock are equity interests in MidSouth Bancorp, Inc. and do not constitute indebtedness.  As such, the Series B Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on MidSouth Bancorp, Inc. with respect to assets available to satisfy claims on MidSouth Bancorp, Inc., including in a liquidation of MidSouth Bancorp, Inc. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series B Preferred Stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, and (2) as a Louisiana corporation and as a state and federally regulated depository institution and bank holding company, under Louisiana law and applicable banking regulations we are subject to restrictions on payments of dividends out of lawfully available funds.

In addition, the Series B Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series B Preferred Stock or to which the Series B Preferred Stock will be structurally subordinated.

The dividend rate on the Series B Preferred Stock will fluctuate initially from 1% to 5% based on our level of “Qualified Small Business Lending,” or “QSBL,” as compared to our “baseline” level.  The cost of the capital we received from the Series B Preferred Stock will increase significantly if the level of our “QSBL” as of September 30, 2013 does not represent an increase from our “baseline” level.  This cost also will increase significantly if we have not redeemed the Series B Preferred Stock before the fourth anniversary of the SBLF transaction.

The per annum dividend rate on the Series B Preferred Stock can fluctuate on a quarterly basis during the first 10 quarters during which the Series B Preferred Stock is outstanding, based upon changes in the amount of “QSBL” (as defined in “Description of Series B Preferred Stock – Dividends Payable on Shares of Series B Preferred Stock”) from a “baseline” level.  The dividend rate for the initial dividend period is 5%.   For the third dividend period through the tenth dividend period, the dividend rate may be adjusted to between one percent and five percent, to reflect the amount of percentage change in the Bank’s level of QSBL from the baseline level to the level as of the end of the second quarter preceding the dividend period in question.  For the eleventh dividend period to the fourth anniversary of the SBLF transaction, the dividend rate will be fixed at between 1% and 5%, based upon the percentage increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013); however, if there is no increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (or if QSBL has decreased during that time period), the dividend rate will be fixed at 7.0%. In addition, if our QSBL is not above the baseline level at the end of the ninth dividend period, we must also pay a lending incentive fee of 2% (payable quarterly), calculated based on the liquidation value of the outstanding Series B Preferred Stock as of the end of that quarter, beginning with dividend payment dates on or after April 1, 2014 and ending on April 1, 2016. From and after the fourth anniversary of the SBLF transaction, the dividend rate will be fixed at 9.0%, regardless of the level of QSBL.  Depending on our financial condition at the time, any such increases in the dividend rate could have a material negative effect on our liquidity.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the securities by the selling securityholders.  However, we, and not the selling securityholders, will pay the costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, but the selling securityholders will pay all discounts, commissions or brokers’ fees or fees of similar securities industry professionals and transfer taxes, if any, attributable to sales of the shares.

DESCRIPTION OF SERIES B PREFERRED STOCK

The following is a brief description of the material terms of the Series B Preferred Stock that may be sold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our amended articles of incorporation, including the articles of amendment with respect to the Series B Preferred Stock (the “Series B Designation”), copies of which have been filed with the SEC and are incorporated herein by reference and are also available upon request from us.  See “Where You Can Find More Information.”

General

Under our amended articles of incorporation, we have the authority to issue up to 5,000,000 shares of preferred stock, no par value per share.  Of such number of shares of preferred stock, 32,000 shares have been designated as Series B Preferred Stock with a liquidation value per share of $1,000. All of the shares of Series B Preferred Stock were issued to Treasury in connection with our participation in the SBLF.

Dividends Payable on Shares of Series B Preferred Stock

Holders of shares of Series B Preferred Stock are entitled to receive, if, as and when declared by our board of directors out of assets legally available for payment, noncumulative quarterly cash dividends on the Series B Preferred Stock, payable in arrears. The dividend rate that we pay on the Series B Preferred Stock for a given quarterly dividend period is based on the extent in which our qualified small business lending (“QSBL”) increases during a quarter over a baseline QSBL level. Under the SBLF, “QSBL” is defined to include the following types of loans: (a) commercial and industrial loans; (b) owner-occupied nonfarm, nonresidential real estate loans; (c) loans to finance agricultural production and other loans to farmers; and (d) loans secured by farmland. Excluded from these types of loans, however, and therefore excluded from the calculation of QSBL, are (i) any loan or group of loans to the same borrower and its affiliates with an original principal or commitment amount greater than $10 million; (ii) loans to borrowers who have (or whose ultimate parent company has) more than $50 million in revenues during the most recent fiscal year ended as of the date of loan origination; (iii) the portion of any loans guaranteed by the U.S. Small Business Administration, any other U.S. Government agency or a U.S. Government-sponsored enterprise; and (iv) the portion of any loans for which the risk is assumed by a third party (e.g., the portion of loans that have been participated).

For each of the first ten quarterly dividend periods following the SBLF Transaction, the dividend we must pay on the Series B Preferred Stock for such quarter will be adjusted depending upon the extent of our increase in QSBL for the applicable quarter over the QSBL baseline level (the “QSBL Baseline”). The dividend rate that is in effect at the start of the eleventh quarterly dividend period will be the dividend rate that we must pay until the end of the first 4.5 years after the SBLF Transaction; provided, however, that if in the ninth calendar quarter after the SBLF Transaction our QSBL is not above the QSBL Baseline, then the dividend rate that we must pay will increase to 7% for the eleventh quarterly dividend period and will remain at such rate through the end of the first 4.5 years after the SBLF Transaction. After 4.5 years after the SBLF transaction, the dividend rate will rise to and remain at 9% until all of the Series B Preferred Stock has been fully redeemed. In addition, if our QSBL is not above the QSBL Baseline at the end of the ninth calendar quarter after the SBLF Transaction, we must also pay a lending incentive fee of 2% per annum (payable quarterly), calculated based on the liquidation value of the outstanding Series B Preferred Stock as of the end of that quarter, beginning with dividend payment dates on or after April 1, 2014 and ending on April 1, 2016.  The initial dividend rate through September 30, 2011 is 5% per annum.

Dividends on the Series B Preferred Stock are non-cumulative.  If we determine to not pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of the Series B Preferred Stock of our rationale for not declaring dividends.

Priority of Dividends; Consequences of Missed Dividends

With respect to the payment of dividends, the Series B Preferred Stock will rank senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred stock (“junior stock”), and will rank at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock (“parity stock”).

If we miss any of our quarterly dividend payment obligations on the Series B Preferred Stock, then we would be required to provide written notice to the holders of the Series B Preferred Stock stating the rationale of the Board of Directors’ decision for not declaring the dividend, and we would be prohibited, for that quarter and for the next three quarters thereafter, from repurchasing and from declaring or paying any dividends on any other outstanding parity stock or on any outstanding junior stock. After the fourth missed dividend payment, whether or not consecutive, if the Company was not at such time subject to a regulatory determination that it was prohibited from declaring and paying dividends, then the Board would be required to certify, in writing, that the Company used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the Board’s fiduciary obligations.

If we miss five consecutive or six consecutive quarterly dividend payment obligations, the holders of the Series B Preferred Stock would have the right to select a representative to serve as an observer on our Board of Directors or the right, voting as a single class, to elect two directors to fill newly-created directorships on our Board of Directors.  For additional information, please see “Description of Series B Preferred Stock – Voting Rights.”

Restrictions on Dividends

So long as the Series B Preferred Stock remains outstanding, we may declare and pay dividends on our junior stock and parity stock only if, after giving effect to the dividend, our Tier 1capital would be equal to or greater than the “Tier 1 Dividend Threshold” (as defined in our amended Articles of Incorporation).  The Tier 1 Dividend Threshold is subject to reduction beginning on the first day of the eleventh quarterly dividend period following the SBLF transaction by 10 percent of the aggregate liquidation amount of the originally issued Series B Preferred Stock for each one percent increase in QSBL as of the end of the ninth quarterly dividend period and the QSBL Baseline.

Redemption of Series B Preferred Stock; Restrictions on Redemption

Subject to approval by our federal banking regulators, the Series B Preferred Stock may be redeemed at our option at any time.  The per share redemption price for shares of Series B Preferred Stock shall be equal to the sum of the liquidation amount per share ($1,000), the per-share amount of any unpaid dividends for the current quarterly dividend period, and the pro rata amount of lending incentive fees for the current quarterly dividend period, if any.  We may decide to redeem all of the outstanding Series B Preferred Stock or a portion of the outstanding Series B Preferred Stock not less than 25% of the initial aggregate liquidation value of the Series B Preferred Stock.  If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our Board of Directors or a committee thereof may determine to be fair and equitable.

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions.  Holders of the Series B Preferred Stock will have no right to require redemption or repurchase of any shares of Series B Preferred Stock.

So long as any shares of Series B Preferred Stock remain outstanding, we may repurchase or redeem shares of our capital stock only if our Tier 1 capital will remain equal to or greater than the Tier 1 Dividend Threshold (as such is defined in the Series B Designation) after such repurchase or redemption, and dividends on all outstanding shares of Series B Preferred Stock for the most recent quarterly dividend period have been or are contemporaneously declared and paid.  If a dividend is not declared and paid on the Series B Preferred Stock with respect to any quarterly dividend period, then for the next three quarters thereafter we may not redeem, purchase or acquire any shares of junior stock or parity stock, or any other of our capital stock, equity securities or trust preferred securities then outstanding, subject to certain limited exceptions.

Conversion

The holders of Series B Preferred Stock shall have no right to exchange or convert such shares into any other securities.

Voting Rights

In general, the holders of the Series B Preferred Stock shall not have any voting rights except as set forth in the terms of the Series B Preferred Stock or as otherwise required by law.

If we have not declared and paid in full dividends for an aggregate of five quarters, whether or not consecutive, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, may appoint a representative to serve as an observer on the Board.  Such right would continue until we had made full dividend payments for four consecutive quarters thereafter.  If we have not declared and paid in full dividends for an aggregate of six quarters, and the aggregate liquidation preference of the outstanding shares of Series B Preferred Stock is greater than $25,000,000, the authorized number of directors on our Board of Directors shall automatically increase by two and the holders of the Series B Preferred Stock, voting as a single class, shall have the right to elect two directors (the “Preferred Directors”) to fill such newly created directorships.  Such directors would be elected at each of our annual meetings held until we had made full dividend payments for four consecutive quarters.  If extinguished by four consecutive timely dividend payments, the rights to appoint board observers and elect directors shall revest in the holders of the Series B Preferred Stock upon each subsequent missed quarterly dividend payment.

With regard to certain other matters, the approval of the Series B Preferred stock, given in the form of (a) consent of Treasury if Treasury holds any shares of Series B Preferred Stock or (b) the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, is required for effecting or validating (i) any amendment or alteration of our articles of incorporation to authorize, create or issue any shares (or any security convertible into any shares) of any equity security ranking senior to the Series B Preferred Stock with respect to the payment of dividends or distribution of assets in the event of a liquidation, dissolution or winding up; (ii) any change to our articles of incorporation that would adversely affect the rights, privileges or voting powers of the Series B Preferred Stock; (iii) any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, subject to certain enumerated exceptions; and (iv) any sale of all or substantially all of our assets if the Series B Preferred Stock will not be contemporaneously redeemed.

Preemptive Rights

The Series B Preferred Stock does not have preemptive rights as to any of our securities, or any warrants, rights or options to acquire any of our securities.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock shall be entitled to receive for each share of Series B Preferred Stock, out of our assets or proceeds thereof available for distribution to shareholders, subject to the rights of any creditors, payment in full in an amount equal to the liquidation amount per share, which is $1,000 per share, and the amount of any accrued and unpaid dividends on each share.  Holders of Series B Preferred Stock would be entitled to receive this amount before any distribution of assets or proceeds to holders of our common stock and any other stock ranking junior to the Series B Preferred Stock.  If in any distribution described above our assets are not sufficient to pay in full the amounts payable with respect to the outstanding shares of Series B Preferred Stock and any outstanding shares of parity stock, holders of the Series B Preferred Stock and parity stock would share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

For purposes of the liquidation rights of the Series B Preferred Stock, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions, in the following manner:

●	on any national securities exchange or quotation service on which the Series B Preferred Stock may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or
●	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also sell short the securities and deliver securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, referred to as the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the Series B Preferred Stock on any securities exchange or for inclusion of the Series B Preferred Stock in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series B Preferred Stock.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than discounts, selling commissions and stock transfer taxes and fees and disbursements of counsel of any selling securityholder) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

On August 25, 2011, we issued the shares of Series B Preferred Stock covered by this prospectus to Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are 32,000 shares of the our Senior Non-Cumulative Perpetual Preferred Stock, Series B, with a liquidation value of $1,000 per share, representing beneficial ownership of 100% of our Series B Preferred Stock as of the date of this prospectus.

For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the shares of Series B Preferred Stock and our prior participation in the Capital Purchase Program, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the Series B Preferred Stock offered hereby has been passed upon for us by Troutman Sanders LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the three years in the period ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, have been audited by Porter Keadle Moore, LLP, independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.midsouthbank.com. Our website is not and should not be considered part of this prospectus and is not incorporated by reference in this document. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

●	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 16, 2011.
●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 9, 2011.
●
Our Current Reports on Form 8-K filed on January 14, 2011; January 26, 2011 (Item 8.01 only); April 4, 2011; April 27, 2011 (Item 8.01 only); May 27, 2011; July 28, 2011 (Item 8.01 only); August 2, 2011; August 18, 2011; August 29, 2011; and August 30, 2011.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to, telephoning or e-mailing us at the following address, telephone number and e-mail address:

Shaleen B. Pellerin
Investor Relations
MidSouth Bancorp, Inc.
P.O. Box 3745
Lafayette, Louisiana 70502
(337) 237-8343
shaleen.pellerin@midsouthbank.com

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with additional or different information.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table itemizes the expenses incurred by us in connection with the sale and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$3,715.20
Legal Fees and Expenses	10,000.00	*
Accounting Fees and Expenses	3,000.00	*
Other	1,000.00	*
Total	$17,715.20	*

*Fees are estimates only.

Item 15. Indemnification of Directors and Officers.

Louisiana Business Corporation Law. The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

●	the director or officer acted in good faith;
●	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and
●	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

MidSouth Bancorp, Inc. MidSouth Bancorp, Inc.’s charter provides that a director or officer of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the Company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the Company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude certain shareholder derivative actions and may be construed to deter other third-party claims against the directors and officers.

MidSouth Bancorp, Inc.’s by-laws also provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such position is or was held at the request of MidSouth Bancorp, Inc. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the by-laws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the by-laws authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions of the by-laws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available. We also carry insurance on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers or persons controlling MidSouth Bancorp, Inc. pursuant to the foregoing provisions, MidSouth Bancorp, Inc. has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Item 16. Exhibits

3.1
Articles of Amendment to the Articles of Incorporation of MidSouth Bancorp, Inc. filed on August 23, 2011 fixing the designations, preferences, limitations and relative rights of the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the registrant’s Form 8-K filed August 26, 2011)

10.1
Small Business Lending Fund-Securities Purchase Agreement, dated August 25, 2011, between MidSouth Bancorp, Inc. and the Secretary of the Treasury, with respect to the issuance and sale of the Series B Preferred Stock (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed August 26, 2011)

5.1	Opinion of Troutman Sanders LLP with respect to the legality of securities being registered
23.1	Consent of Porter Keadle Moore, LLP
23.2	Consent of Troutman Sanders LLP (included in its opinion filed as Exhibit 5.1 incorporated herein)
24.1	Powers of Attorney of certain officers and directors (included in signature pages hereto)

Item 17. Undertakings.

(a)          The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

 (i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

 (iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

 provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

 (i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

 (ii)          Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

 (5)          That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

 (i)           Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

 (ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

 (iii)           The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

 (iv)           Any other communication that is an offer in the offering made by the registrant to the purchaser.

 (b)          The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on this 21st day of September, 2011.

MIDSOUTH BANCORP, INC.

By:	/s/ C. R. Cloutier
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. R. Cloutier and James R. McLemore Jr., and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement, and any and all pre-effective and post-effective amendments thereto as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on September 21, 2011.

Signature	Title

/s/ C. R. Cloutier	President and Chief Executive Officer
C. R. Cloutier	(Principal Executive Officer)

/s/ James R. McLemore, Jr.	Senior Executive Vice President and Chief Financial Officer
James R. McLemore, Jr.	(Principal Financial Officer)

/s/ Teri S. Stelly	Controller
Teri S. Stelly	(Principal Accounting Officer)

/s/ J.B. Hargroder, M.D.	Director
J.B. Hargroder, M.D.

/s/ William M. Simmons	Director
William M. Simmons

/s/ Will Charbonnet, Sr.	Director
Will Charbonnet, Sr.

/s/ Clayton Paul Hillard	Director
Clayton Paul Hillard

/s/ James R. Davis, Jr.	Director
James R. Davis, Jr.

/s/ Timothy J. Lemoine	Director
Timothy J. Lemoine

/s/ Joseph V. Tortorice, Jr.	Director
Joseph V. Tortorice, Jr.

/s/ Milton B. Kidd, III	Director
Milton B. Kidd, III

/s/ R. Glenn Pumpelly	Director
R. Glenn Pumpelly

/s/ Gerald G. Reaux, Jr.	Director
Gerald G. Reaux, Jr.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Troutman Sanders LLP with respect to the legality of securities being registered
23.1	Consent of Porter Keadle Moore, LLP
23.2	Consent of Troutman Sanders LLP (included in its opinion filed as Exhibit 5.1 incorporated herein)
24.1	Powers of Attorney of certain officers and directors (included in signature pages hereto)